Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

www.ropesgray.com

July 25, 2011	Colleen Bathen Meyer
T +1 415 315 6366
F +1 415 315 4819
VIA EDGAR	colleen.meyer@ropesgray.com

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 68 to the Registration Statement on

Form N-1A of HighMark Funds (the “Trust”)

(File Nos. 033-12608 and 811-5059)

Ladies and Gentlemen:

Pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), the Trust is today filing with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 68 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”). The Trust is filing the Amendment to add a new share class (Class U) to HighMark Value Momentum Fund (the “Fund”), a series of the Trust.

The Amendment includes (i) the prospectus relating to the Class U Shares of the Fund, (ii) the statement of additional information (the “SAI”) relating to the Class U Shares of the Fund and (iii) the Trust’s Part C. The Amendment is marked to show changes to the Fund’s Fiduciary Shares prospectus and the Trust’s SAI from Post Effective Amendment No. 66 to the above referenced Registration Statement filed with the Commission on November 24, 2010 and to Part C from Post Effective Amendment No. 67 to the above referenced Registration Statement filed with the Commission on December 22, 2010. Since this Amendment relates only to the addition of a new class of shares of the Fund in a new prospectus and a new SAI, no prospectus or statement of additional information contained in the above referenced Registration Statement relating to any other classes of the Fund or series of the Trust is intended to be amended or superseded hereby.

Please do not hesitate to contact the undersigned (415-315-6366) or, in my absence, Jessica Riley Hale of this firm (415-315-6385) with any comments or questions you might have.

Very truly yours,

/s/ Colleen B. Meyer

Colleen B. Meyer